                                                                    EXHIBIT 99.2

                                  PRESS RELEASE

    ADVANCED LIGHTING TECHNOLOGIES ANNOUNCES SUBSTANTIAL NEW ORDERS FOR DWDM
               FILTERS, ISOFIBER(TM) AND ISOSPHERE(TM) PRODUCTS.

SOLON, OHIO, MARCH 29, 2001 - ADVANCED LIGHTING TECHNOLOGIES, INC. (NASDAQ:
ADLT) today announced that Deposition Sciences, Inc., a wholly-owned subsidiary of ADLT, has won substantial new orders for DWDM filters and for IsoFiber(TM)and IsoSphere(TM) products.

DSI had a very successful presence at the Optical Fiber Conference (OFC) in Anaheim, CA and considerable positive response from the industry to its new family of Forward Integrated Optical Components. DSI's strategy to rapidly expand manufacturing capacity for forward integrated micro-optics and DWDM filters using its patented MicroDyn(R) sputtering technology has met with significant interest from several industry leaders.

Lee Bartolomei, DSI's President commented, "On average the industry expects demand for bandwidth to increase at more than 100% per year for at least the next 10 years. New innovative technologies and state of the art manufacturing capabilities that provide high quality, low cost optical components for the DWDM market will be critical to enable that growth."

Commenting further, "DSI's MicroDyn systems have the capability to reduce manufacturing costs and increase manufacturing capacities for the thin-film filters that are used in mux/demux applications. We have received our first 200 GHz DWDM filter orders from a major customer and expect filter sales to begin in April. We remain confident that our DWDM filter strategy, based on our patented MicroDyn process, will deliver the breakthrough in technology necessary to enable low cost mass production of advanced DWDM filters and other forward integrated passive components."

Backlog orders in the telecom product area have reached $4.5 million as of March 28, 2001 up from $2.8 million as of February 28, 2001. Bartolomei continued, "This increase of $1.7 million in one month is greater than the total last year sales of $1.5 million. We are very pleased with our progress in developing new business opportunities for these DWDM components. DSI remains very confident that the strong demand for our leading-edge optical products and thin-film filters for the high-growth DWDM market will continue into the future."

Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer, and marketer of metal halide lighting products, including materials, system components and systems. The Company also develops, manufactures and markets passive optical telecommunications devices, components and equipment based on the optical coating technology of its wholly-owned subsidiary, Deposition Sciences, Inc.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties. As discussed in the Company's SEC filings, covenants in the Company's bank credit facility, the indenture relating to the Company's 8% Senior Notes and the Company's agreements with General Electric Company limit certain corporate actions. As a result, implementation of certain strategic alternatives relating to the telecommunications unit may require consent or require replacement of these ADLT financing sources. The Company has no assurance that such consents or replacement financing can be obtained in a manner to permit timely implementation of these strategic alternatives. Other risks and uncertainties include the timely development and market acceptance of new products, including production equipment, the ability to provide adequate incentives to retain and attract key employees, the impact of competitive products and pricing, and other risks detailed from time-to-time in the Company's EDGAR filings with the Securities and Exchange Commission. In particular, see "Risk Factors" in the Company's Form 10-K for the fiscal year ended June 30, 2000. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements.

For further information, contact:

Lisa Barry
Advanced Lighting Technologies, Inc.
440/836-7111